SHEARMAN & STERLING LLP
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SEC MAIL PROCESSING
RECEIVED
MAY 15 2006
WASH. D.C. 156 SECTION

06013434

May 12, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases, announcing (i) Arcelor's first quarter 2006 results, (ii) Arcelor's extraordinary shareholders' meeting on May 19, 2006, and proposed draft resolutions.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Very truly yours,

Manuel Orillac

Enclosure
cc: Régis Ramseyer
Arcelor SA

Press release

Arcelor posts strong first quarter results confirming targets of its value plan

- **Strong 1st quarter results confirm consistency of business model**
- **Buoyant demand since end of Q1 with strong recovery of pricing just starting**
- **Performance driven by all Arcelor businesses with excellent results for Long Carbon Steel and improved performance for Stainless**
- **Q1 performance supporting successful implementation of Arcelor's value plan**
- **Integration of Dofasco smooth and beyond expectations with results in line with forecasts**
- **EBITDA : EUR 1,427 million**
- **Net profit group share EUR 761 million**

Luxembourg, May 12, 2006 – Arcelor delivered strong first quarter results in an improving demand environment with prices just starting to recover and marked by continuous high costs of raw materials. Since the end of the quarter demand growth has been accelerating and selling prices should improve starting in the second quarter.

Throughout the quarter, Arcelor further strengthened the structural competitiveness of its operations, with management gains at EUR 160 million consistent with the Arcelor 2006-2008 Value Plan targeting a normalized annual EBITDA of EUR 7 billion.

"*This result achieved while the company is the target of a take-over attempt is the best proof of the commitment of all of Arcelor's 110000 employees to create value for our shareholders and to build the long term future of Arcelor.*" Joseph Kinsch, Chairman of the Board of directors, said.

Net result, group share, was EUR 761 million compared to EUR 949 million for the first quarter of 2005.

"*This solid performance compared to last year's exceptional quarter demonstrates the ability of Arcelor to perform well in a context of massive materials cost increases and lower spot prices.*" said Arcelor CEO Guy Dollé.

In the first quarter the company continued to pursue expansion opportunities in markets with a high growth potential.

"*The acquisition of Canadian steelmaker Dofasco and the agreements to take significant stakes in Chinese steel producer Laiwu and in Moroccan construction steel specialist Sonasid, all in this quarter illustrate well our external growth strategy,*" Guy Dollé said, adding: "*These moves as well as organic growth initiatives such as the 50% increase of our slab production capacity in Brazil that will come on stream this year contribute to strengthen our global industry leadership position.*"

Dofasco, which has been consolidated from March 1, 2006, had no impact on results in the first quarter, due to IFRS purchase accounting but operating results in line with the forecast should positively contribute to earnings at the end of the second quarter.

Net debt rose to EUR 5,742 million at March 31, 2006 due to the acquisition of Dofasco, compared to 1,230 million at December 31st, 2005 while total shareholders equity (including minorities) reached 18,602 million.

Active portfolio management was pursued with the agreement, at the beginning of the second quarter, to sell the long stainless business Ugitech to Schmoltz&Bickenbach following the strong recovery of this activity.

Prospects

Excluding China, apparent world steel consumption growth should be +6 % this year after -1.5% in 2005. A stronger pressure on demand generates price increases on semi finished as well as on finished steel products.

Carried by a favourable global economic environment showing a sustainable growth,pattern demand for steel is now strong and rising, driven by consumer demand and inventory adjustments to more normal levels. In this buoyant environment that is also marked by higher raw materials prices, Arcelor has announced price increases for its flat carbon business for the third quarter and already from first quarter on for stainless steel products.

As a consequence, thanks to a very good demand in the second and the third quarters, Arcelor expects excellent performance and very strong results in line with its ambitious targets of value creation for shareholders.

Consolidated accounts for the first quarter of 2006

The Arcelor board of directors, chaired by Joseph Kinsch, reviewed the consolidated accounts for the first quarter of 2006.

At March 31, 2006, **consolidated net result**, group share, was EUR 761 million, versus EUR 949 million for the first quarter of 2005.

At EUR 9,565 million for the first quarter of 2006 compared to EUR 8,157 million for the same period last year, **consolidated revenues** increased 17.3% (10.8% on a comparable basis) reflecting essentially the full consolidation of Acesita (stainless in Brazil) and the integration of Dofasco as of March 1st.Consolidated **gross operating result** amounted to EUR 1,427 million, or 14.9% margin for the first quarter of 2006 versus EUR 1,700 million, or 20.8% margin for the same quarter last year.

Consolidated **operating result** amounted to EUR 1,091 million for the first quarter of 2006 versus EUR 1,390 million for the same quarter last year, or an 11.4% margin versus 17.0% respectively.

After a financial result of EUR -322 million, a positive contribution from associates of EUR 72 million and income tax of EUR 57 million, consolidated **net result**, group share, was EUR 761 million compared to 949 million for the first quarter of 2005. The strong increase in financial result is essentially the consequence of IAS 32 compliance leading to the recognition of the share price increase on the O.C.E.A.N.E. value (295 million). Very low taxes reflect the capitalization of tax losses carried forward of the Belgian perimeter (285 million) further to corporate legal restructuring.

Key Figures

In millions of euros *(Unaudited)*	**1st Quarter 2005 (restated)****	**1st Quarter 2006**	**Pro-Forma 1st Quarter 2006 Including 3 months Dofasco**
Revenues	8,157	9,565	10,212
Gross Operating Result	1,700	1,427	1,564
Operating Result	1,390	1,091	1,214
Net Result, group share	949	761	826
Earnings per Share *(in euro)*	1.55	1.23	1.33

Net Financial Debt

Net financial debt was EUR 5,742 million at March 31, 2006 compared to 1,230 million at December 31, 2005 reflecting the acquisition of Dofasco (Canada) which includes 765 million net financial debt of Dofasco.

Change in working capital requirements is essentially due to the consolidation of Dofasco (EUR 1.4 billion) as inventories have declined in volume.

At EUR 532 million for the quarter, capex (of which 261 million of growth capex mainly in Brazil) is in line with forecast.

Net financial debt/shareholders' equity ratio, including minority interests, was 0.31 at March 31, 2006 compared to 0.07 at December 31, 2005.

arcelor

In millions of euros	December 31, 2005 (restated)**	March 31, 2006 *(Unaudited)*
Shareholders' equity*	17,431	18,602
Net financial debt	1,230	5,742
Net financial debt/Shareholders' equity*	0.07	0.31

** Including minority interests*

Flat Carbon Steel

Consolidated Revenues amounted to EUR 5,381 million compared to 4,756 million for the first quarter 2005, (Europe EUR 4,450 million, Brazil 558 million, Canada 373 million compared to 4,280 million and 475 million for Europe and Brazil in 2005) or an increase of 13.2% (5.1% on a comparable basis). This increase is essentially explained by the consolidation of Dofasco as of March 1st 2006 and growing shipped volumes, particularly in Brazil.

Total shipments were 8,504 (including 433 thousand tons from Dofasco) thousand tons compared to 7,396 thousand tons for the same period last year or a 6.5% increase in Europe (6,720 thousand tons compared to 6,311 thousand tons in 2005) and 24.5% in Brazil (1,351 thousand tons compared to 1,085 thousand tons in 2005).

Consolidated Gross operating result amounted to EUR 780 million, of which 643 from Europe (921 million for 2005) and 137 from Brazil, (252 million in 2005) the contribution of Dofasco being zero due to purchase accounting method. Despite very high raw materials costs and lower average selling prices, margins for the first quarter 2006 were 14.4% for European activities and 24.6% for Brazil to be compared with 21.5% and 53.1% respectively for the same period in 2005.

Total Operating Result was EUR 589 million, for Europe contribution was 524 million or 11.8% margin and for Brazil 91 million or 16.3% margin. Contribution of Dofasco for the period was -26 million. This has to be compared with a total operating profit for the same period 2005 of 982 million, or 766 million, 17.9% margin for Europe and 216 million, 45.5% margin for Brazil.

Total crude steel production for the first quarter 2006 was 7,209 thousand tons for Europe compared to 7,805 thousand tons for the same period in 2005 and 1,259 thousand tons for Brazil in 2006 to be compared with 1,252 thousand tons for the equivalent period in 2005. Difference of production in Europe is due to the closure of one blast furnace in Liège (April 2005) and to a blast furnace relining in Gijon (Spain). Production at Dofasco amounted to 386 thousand tons in March.

Long Carbon Steel

Consolidated revenues amounted to EUR 1,875 million for the first quarter 2006, an increase of 19.6% (30.7% on a comparable basis).This includes 1,074 million for Europe, 717 million for Americas and 93 million for wire drawing activities and compares with EUR 1,562 million total

revenues for the first quarter 2005, of which 938 million for Europe, 554 for Americas and 86 million for wire drawing. Variations take into account the full integration of Huta Warszawa, (September 1st, 2005) the divestment of rods and bars activities in Spain (July 31st, 2005) and divestment of small tubes by Acindar (Argentina) at the end of January 2006.

Total shipments were 3,458 thousand tons, including 2,187 thousand tons in Europe, 1,201 thousand tons in Americas and 70 thousand tons of drawn wire (Europe, US and South Korea), to be compared with respectively, 2,989 thousand tons, 1,877 thousand tons, 1,049 thousand tons and 63 thousand tons for the first quarter of 2005.

Total Gross operating result amounted to EUR 439 million, with 151 million, or 14.1% margin, contributed from Europe, 281 million or 39.2% margin from Americas and 7 million or 7.5% margin from drawn wire. For the same period last year, total gross operating profit was 330 million, including 126 million, 13.4% margin, from Europe, 195 million,35.2% margin, from Americas and 9 million,10.5% margin from wire drawing. Improved results are essentially due to increased volumes, a good control over costs and increased management gains. Results include 51 million from the tube divestiture at Acindar (Argentina).

Total Operating result was EUR 359 million. Europe contributed for 125 million or an 11.6% margin, Americas for 230 million or a 32.1% margin while wire drawing represents 4 million or 4.3% margin.

Crude steel production was 3,077 thousand tons (1,838 in Europe and 1,239 in Latin America) compared to 2,844 thousand tons for the same period of 2005 (1,679 thousand tons in Europe and 1,165 thousand tons in Latin America).

Stainless Steel and Alloys

Total Revenues for the first quarter 2006 were EUR 1,406 million compared to 981 million in 2005 which do not include Acesita. The first quarter of 2006 was characterised by a positive impact of volume and mix while base prices even if one notes an improvement in Europe going forward, remain low compared to the same period last year.

Shipments were of 603 thousand tons including Acesita for 169 thousand tons, compared to 578 thousand tons for the same period last year (on a comparable basis), or 403 thousand tons for Europe and 175 thousand tons for Acesita.

Gross operating result for the first quarter 2006 was EUR 114 million or 8.1% margin compared to 94 million, for the first quarter 2005. This positive evolution reflects the change in scope with the full consolidation of Acesita (74 million contribution for the first quarter 2006) as of last quarter of 2005 and higher selling prices in Brazil.

Operating result for the first quarter 2006 at EUR 76 million, or a 5.4% margin, compares to EUR 70 million, or 7.1% margin, for the same period of 2005.

arcelor

Crude steel production for the first quarter 2006 was 713 thousand tons compared to 633 thousand tons in 2005 (on a comparable basis).

Turnaround of European activities will be completed during the second half with the ramp up of the Carinox (Charleroi, Belgium) new steel shop and the closure of the steel production at Isbergues (France).

Specialty Plates

Revenues for this activity (Industeel) was EUR 274 million for the first quarter 2006, compared to 243 million for the equivalent period last year. **Gross operating result** for the first quarter 2006 amounted to EUR 50 million or 18.2% margin, compared to 21 million or 8.6% margin, for the first quarter 2005. **Operating result** was EUR 45 million or 16.4% margin to be compared with 19 million or a 7.8% margin for the same period last year.

A3S (Arcelor Steel Solutions & Services)

Revenues for the first quarter of 2006 amounted to EUR 2,225 million compared to 2,056 million for the same period last year reflecting activity improvement starting at the end of the quarter except for the construction area which suffered from a long winter.

Shipments of the first quarter 2006 amounted to 3,691 thousand tons (of which 2,621 thousand tons sourced internally and 1,070 externally) compared to 3,208 thousand tons (2,438 thousand tons sourced internally and 770 externally) for the equivalent period last year.

Gross operating result for the first quarter 2006 at EUR 77 million, or a 3.5% margin compares to 98 million or a 4.8% margin, for the same period last year and translates higher costs of inputs, as well as a decrease of prices and a higher value of inventories.

Operating result was EUR 61 million, a 2.7% margin for the first quarter, to be compared with 79 million, 3.8% margin for the same period last year.

Revenues, Gross Operating Result and Operating Result by business

In millions of euros *(Unaudited)*	1st Quarter 2005 (restated)**					1st Quarter 2006				
	Revenues	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenues**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	4,756	1,173	*24.7%*	982	*20.6%*	5,381	780	*14.5%*	589	*10.9%*
Long Carbon Steel	1,562	330	*21.1%*	266	*17.0%*	1,875	439	*23.4%*	359	*19.1%*
Stainless, & Alloys Steel	981	94	*9.6%*	70	*7.1%*	1,406	114	*8.1%*	76	*5.4%*
A3S	2,056	98	*4.8%*	79	*3.8%*	2,225	77	*3.5%*	61	*2.7%*
Others	*527*	*10*	*n.a.*	*-2*	*n.a.*	*475*	*13*	*n.a.*	*2*	*n.a.*
Intra-Group	*-1,725*	*-5*	*n.a.*	*-5*	*n.a.*	*-1,797*	*4*	*n.a.*	*4*	*n.a.*
Total	**8,157**	**1,700**	***20.8%***	**1,390**	***17.0%***	**9,565**	**1,427**	***14.9%***	**1,091**	***11.4%***

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

** 2005 comparative information restated following the change in accounting policies in 2006.

Arcelor's consolidated financial information is prepared under the "International Financial Reporting Standards" (« IFRS ») as adopted by the European Union and applicable as of March 31, 2006. In this respect, the exclusion of certain provisions relating to hedge accounting, pursuant to the adoption of IAS 39 by the European Union, has no impact on the Group's consolidated financial information.

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information visit www.arcelor.com

Corporate Communications
Tel : + 352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler : + 352 4792 4455
Jean Lasar : +352 4792 2359

Spain
Ignacio Agreda : +34 94 489 4162
Oscar Fleites
France
Sandra Luneau : +33 1 71 92 00 58

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: + 352 4792 2151
00 800 4792 4792
Toll free from the EU and Switzerland
+ 33 1 71 92 0090

Press release

arcelor

Arcelor calls an Extraordinary Shareholders' Meeting to decide on a public share buy-back offer and strengthen shareholders' rights

---

Luxembourg, 12 May 2006 - Arcelor has called an extraordinary general meeting of shareholders in Luxemburg, for Friday 19 May, 2006. The agenda contains a draft resolution providing for a public offer to buy back shares of the company for the purpose of their cancellation. This offer will be open to all shareholders and willl concern a maximum of 150 million shares, at a price to be set by the Board of Directors, but not exceeding 50 euros per share.

The proposed share buy-back implements the intention announced by the Board of Directors on April 4, 2006.

Given the quality of Arcelor's balance sheet, its payout capacity and economic prospects, the Board of Directors had announced its intention to distribute a total amount of 5 billion euro to the shareholders, coming from the group's available cash flow. A public share buy-back offer figured among the possible options announced on April 4.

Another resolution on the extraordinary general meeting agenda seeks to reinforce the group's already high corporate governance standards. It proposes the insertion of an article into Arcelor's Articles of Association allowing shareholders holding at least 1% of the shares outstanding to request that draft resolutions be placed on the agenda of the meeting.

Under Luxemburg company law quorum requirements, 50% of the share capital must be present or represented in order to vote on the agenda. If the quorum is not reached, a second meeting will be called for the end of June 2006, in accordance with the legally prescribed time limit; there is no quorum requirement for this second meeting.

Attachment: Complete convening notice

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information visit www.arcelor.com

Corporate Communications
Tel.: + 352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler : + 352 4792 4455
Jean Lasar : +352 4792 2359

Spain
Igancio Agreda : +34 94 489 4162
Oscar Fleites
France
Sandra Luneau : +33 1 71 92 00 58

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: + 352 4792 2151
00 800 4792 4792
Toll free from the EU and Switzerland
+ 33 1 71 92 0090

arcelor

société anonyme
registered office: 19 avenue de la Liberté, L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

CONVENING NOTICE

The shareholders of ARCELOR, *société anonyme*, are invited to attend the

Extraordinary Shareholders' Meeting

to be held on Friday 19 May 2006 at 5:00 pm

at

at the Conference Center – Hémicycle, 1 rue du Fort Thüngen,
L-1499 Luxembourg - Kirchberg

in order to consider the following agenda:

AGENDA AND PROPOSED RESOLUTIONS

1. **Report of the Board of Directors**

2. **Reduction of the share capital of the Company by means of a public offer to buy back a maximum of 150,000,000 shares for the purpose of their cancellation, at a buy-back price to be set by the Board of Directors, but not exceeding 50.- EUR per share**

Draft Resolution (first resolution)

The Shareholders' Meeting, having reviewed the report of the Board of Directors, hereby instructs the Board of Directors to buy back shares of the Company under the conditions herein described, for the purpose of canceling these shares and reducing the Company's share capital. The maximum nominal value of the capital reduction will be 750,000,000.- EUR and no more than 150 million shares, each with a par value of 5.- EUR are to be withdrawn. The minimum buy-back price per share will be the average share price on Euronext Paris during the 5 trading days preceding the launch of the public buy-back offer, and the maximum buy-back price will be 50.- EUR per share, with coupon attached, and payable in cash for each share tendered. Unless they are set by the Shareholders' Meeting, the Board of Directors will set the terms of this public share buy-back, including the price and the quantity of shares to buy back, whereby these decisions must respect the threshold values decided by this resolution. The offer will be formalized by a public offer made to all shareholders to buy back their shares and completed in accordance with the applicable laws and regulations.

The buy-back price will be allocated, by order of priority, to the issuance premium account, and the remainder will be allocated to any other eligible balance sheet account, and an amount equal to the accounting par value of all the withdrawn shares will be added to a blocked reserve, which can only be used within the limits provided for by law. Repurchased shares will be cancelled as per the applicable laws and regulations. All rights associated to shares purchased by the Company, including the right to dividends distributed after the shares have been purchased, will be extinguished on the day of purchase.

3. Powers delegated to the Board of Directors to implement the public share buy-back offer, and change the company by-laws accordingly

Draft Resolution (second resolution)

The Shareholders' Meeting delegates all necessary powers to the Board of Directors to:

- buy back the shares, reduce the capital by the amount approved in the preceding resolution, and set the terms and modalities thereof (including the duration of the offer),
- record the effective share capital reduction amount as per the actual acceptance of the public share buy-back offer and change the Company's by-laws accordingly,
- in a general manner, take whatever measures and execute any formalities which may be necessary in relation to the above decision.

This authorization is valid for a period of 12 months counting from this Shareholders' Meeting.

4. Insertion of a new paragraph at the end of article 13 of the by-laws:

"Any shareholder(s) owning at least one per cent (1%) of issued shares can request, by means of a registered letter sent to the Company's registered office, that draft resolutions of their choosing be included on the agenda. The Board of Directors will ensure that the requesting party has provided sufficient proof of ownership of the required portion of share capital, and that the proposed resolutions are sufficiently clear and reasoned to merit inclusion on the agenda, whereby such requests must be received before the notices to attend the Shareholders' Meeting are sent".

Draft Resolution (third resolution)

The Shareholders' Meeting decides to include a new paragraph at the end of article 13 of the by-laws:

"Any shareholder(s) owning at least one per cent (1%) of issued shares can request, by means of a registered letter sent to the Company's registered office, that draft resolutions of their choosing be included on the agenda. The Board of Directors will ensure that the requesting party has provided sufficient proof of ownership of the required portion of share capital, and that the proposed resolutions are sufficiently clear and reasoned to merit inclusion on the agenda, whereby such requests must be received before the notices to attend the Shareholders' Meeting are sent".

***

For the Extraordinary Shareholders' Meeting to pass binding resolutions, at least 50% of the share capital must be represented. If this quorum is not reached, a new Extraordinary Shareholder's Meeting will be convened as provided for by law. Resolutions will be passed if they are approved by a majority of at least two thirds of the votes cast by shareholders present or represented.

***

The Board of Directors would like to point out that for shareholders who are not personally registered in the share register of ARCELOR, the conditions for attendance or representation at the Extraordinary Shareholders' Meeting are as follows:

With respect to the formalities to attend the Extraordinary Shareholders' Meeting, shareholders are invited to utilize the form attached hereto (the "Form") allowing them to notify their intention to attend the Extraordinary Shareholders' Meeting or to be represented at the Extraordinary Shareholders' Meeting (and to give voting instructions to the Chairman of the General Meeting if they so wish) is hereafter called the "Form".

1. Conditions for personal attendance

In order to attend the Extraordinary Shareholders' Meeting, the shareholders who are not personally registered in ARCELOR's share register but holding their shares through a bank, a professional securities depositary or a financial institution must request and obtain from their intermediary responsible for the management of their ARCELOR shares , a blocking certificate for their ARCELOR shares dated 17 May 2006 at the latest.

Such blocking certificate must indicate clearly and precisely the complete name of the owner of the ARCELOR shares, the number of shares being blocked, the blocking date which must be no later than 17 May 2006 and the statement that such ARCELOR shares are blocked until the close of the Extraordinary Shareholders' Meeting convened on 19 May 2006.

Shareholders who are not personally registered in ARCELOR's share register should also make sure to remit the Form to their intermediary responsible for the management of their ARCELOR shares. In this respect, the Form may be obtained from one of the local centralising banks mandated by ARCELOR to such effect, and which are listed below or on the website www.arcelor.com, under "Corporate Governance" - "General Meeting".

Shareholders who are not personally registered in ARCELOR's share register are invited to fax a copy of their blocking certificate and of the Form to one of the local centralising banks and respectively instruct their intermediary responsible for the management of their shares to do so. **The shareholders are requested to bring a copy of the blocking certificate and present it to the reception desk on the day of the Extraordinary Shareholders' Meeting.**

The intermediaries responsible for the management of the shares shall ensure that the originals of the blocking certificates and of the Forms reach one of the aforementioned local centralising banks, mandated by ARCELOR to such effect, by 17 May 2006 at the latest.

2. Conditions for proxy voting or grant a mandate

Shareholders who are not personally registered in ARCELOR's share register may also vote by proxy with or without voting instructions.

To such effect, they must instruct the intermediary responsible for the management of their shares by using the Form.

Such intermediaries shall ensure that the signed and dated instructions and Forms, accompanied by the blocking certificate, reach one of the aforementioned local centralising banks, mandated by ARCELOR to such effect, by 17 May 2006 at the latest.

3. Request for Information and local centralizing banks

Shareholders looking for more information can do so by:

- contacting Arcelor directly:
Registered office – Shareholder Department

Tel: +352 4792 2187
Fax +352 4792 2548
Registered office – Investor Relations Department
Tel: +352 4792 2414 or + 00 800 4792 4792
Fax: +352 4792 2449
Liège – Legal Affairs Department
Tel: +32 4 2366830
Fax: +32 4 2366847
Madrid – Investor Relations Department
Tel: +34 91 596 94 75 or +34 90 215 21 53
Fax: +34 91 596 94 60 or +34 98 512 60 88
Paris – Investor Relations Department
Tel: +33 171 92 00 90
Fax: +33 171 92 00 98

- or by contacting one of the local centralising banks:
For the Grand Duchy of Luxembourg, Fortis Banque Luxembourg, Luxembourg
Listing and Agency Administration
50, Avenue J.F. Kennedy, L-2951 Luxembourg
Tel: +352 4242 4599 or + 352 4242 4525
Fax: +352 4242 2887
For France, BNP Paribas Securities Services, Paris
Global Corporate Trust
Immeuble Tolbiac 75450 Paris Cedex 09
Tel: + 33 1 40 14 34 24
Fax : + 33 1 40 14 58 90
For Belgium, Fortis Banque, Brussels
Special Handling and Support, Ind. Trans. 1MS2I
Montagne du Parc,3, B-1000 Bruxelles
Tel : + 32 2 565 1660 or 32 2 565 5530
Fax : + 32 2 565 5340
For Spain, to Banco Bilbao Vizcaya Argentaria, Madrid
Clara del Rey 26, E-28004 Madrid
Tel: +34 913747007
Fax: +34 913743471

Luxembourg, 11 May 2006

For the Board of Directors

Chairman

Joseph KINSCH

(The present document is a free translation of the original French text.
In case of discrepancies between the English and the French text, the original French text shall prevail)

SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ÉLYSÉES | 75008 PARIS
WWW.SHEARMAN.COM | T +33.1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

SEC Mail Processing Section
RECEIVED
MAY 15 2006
Wash., D.C.
156

May 9, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed four press releases announcing (i) that Arcelor's Board of Directors met on April 3, 2006 and took various measures in favor of its shareholders, (ii) Arcelor secured a 4 billion euro loan with a 3 year maturity, (iii) a proposal has been made for a dividend of €1.85 per share payable to holders of outstanding €749,999,981.50 3% guaranteed bonds due 2017 convertible and/or exchangeable into new and/or existing shares of Arcelor, to be approved at the shareholders meeting on April 28, 2006 and (iv) Arcelor increased its stake in Acesita to 55.7%.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer

SHEARMAN & STERLING EST UN PARTNERSHIP À RESPONSABILITÉ LIMITÉE CONSTITUÉ AUX ÉTATS-UNIS D'AMÉRIQUE EN VERTU DES LOIS DE L'ÉTAT DU DELAWARE, CES LOIS LIMITANT LA RESPONSABILITÉ PERSONNELLE DES ASSOCIÉS.

arcelor

PRESS RELEASE

Arcelor Board of Directors takes measures in the interest of its shareholders

- **Proposed dividend increased to EUR 1.85**
- **Decision on legal structure to ensure integration of Dofasco within Arcelor**
- **Arcelor to distribute EUR 5 billion to its shareholders**

Luxembourg, April 4, 2006 – Arcelor's Board of Directors met on April 3, 2006 and took various measures in favor of its shareholders.

Arcelor increases its dividend

The Board of Directors of Arcelor will propose at the next General Shareholders' Meeting a dividend higher than announced on February 16, 2006. The distributed amount would accordingly be increased from € 1.20 to € 1.85 per share.

Such modification reflects Arcelor's confidence in its results as well as in its capacity to achieve the "value plan" presented by its Management Board on last February 27. The amount of €1.85 dividend per share also matches the goal of a 30% distribution rate of the group's net results for 2005, in line with the announced improvement of dividend distribution policy. This proposal demonstrates the confidence of the Board of Directors in Arcelor's earnings potential.

Arcelor implements a structure ensuring the integration of Dofasco within Arcelor

The acquisition of Dofasco is a key milestone in Arcelor's strategy in North America as it enables Arcelor to become a major supplier to American automotive industry, building on its longstanding alliance with Dofasco. This acquisition also gives Arcelor access to significant iron ore resources in North America. It will generate important synergies and is one of the cornerstones of Arcelor's value plan.

The sale of Dofasco would on the contrary have negative consequences for the group, in particular by providing a competitor with the Extragal™ technology which has founded Arcelor success with its leading global automotive customers.

The Arcelor Board of Directors therefore unanimously resolved to prevent a sale of Dofasco that would be against the interests of Arcelor.

Accordingly, effective 3 April 2006, the Arcelor group transferred its shares in Dofasco to an independent Dutch foundation named "Strategic Steel Stichting" (S3). Arcelor will therefore retain full control over Dofasco, including all decision-making power and all

economic interest relating to Dofasco, with the exception of any decision to sell Dofasco:

- The S3 Board members will have independent control over any decision to sell Dofasco with a view to protecting the interests of Arcelor, its integrity and its stability.
- S3 will be in place for at least five years unless the S3 Board decides to dissolve it.

Joseph Kinsch, Chairman of the Board of Directors, said, "The acquisition of Dofasco is a key part of our profitable growth strategy and our vision of industry consolidation. We have formed the Strategic Steel Stichting to safeguard the interests of our shareholders, our employees and all our other stakeholders".

Arcelor undertakes to distribute € 5 billion to its shareholders

Last February, the group announced its "value plan" composed of four major ideas: maintenance of Arcelor's industrial equipment at the highest level; strengthening of its leading positions on key markets; continuation of investment policy to ensure profitable and sound growth in accordance with its social and sustainable development policy.

Given the quality of Arcelor's balance sheet, its distribution capacity and economic prospects, the Board of Directors announces its intention to distribute a total amount of 5 billion euro to the shareholders coming from group's available cash-flow. Such payment, which does not include the dividend payment of €1.85, and which terms shall be decided later by the Board of Directors, could take the form of a share buyback, an extraordinary dividend payment or a self tender offer in between the date of the annual general meeting (April 28, 2006) and the end of the 12th month following the withdrawal or failure of Mittal Steel's hostile offer on Arcelor.

About Arcelor
Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company -- number one steel producer in Europe and Latin America -- ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Investor relations
E-mail:
investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898

Press Release

arcelor

Arcelor secures 4 bn euro loan

Luxembourg, 26 April 2006 – Arcelor, through its financial vehicle Arcelor Finance, has signed with ABN AMRO Bank N.V., Crédit Mutuel–CIC acting through Crédit Industriel et Commercial, Dresdner Bank AG London Branch, Fortis Bank N.V./S.A. and Natexis Banques Populaires, each an underwriter, on 30th March 2006 a 4bn EUR Term Loan Facility with a 3 year maturity. The facility will pay an initial margin of 27.5bp and will be used by Arcelor to maintain its financial flexibility after recent acquisitions.

A restricted syndication of the facility was launched immediately after signature. At yesterday's closing, 12 additional Arcelor's relationship banks have committed to the transaction with a 70% oversubscription.

The facility will not be syndicated further.

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility. For more information on Arcelor's strategy, its values, results, performance, innovation, publications and opinion visit the webTV news site: http://www.arcelor.com/news/index.php?l=en

Corporate Communications
Tel: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler +352 4792 2360
[illegible] +352 4792 4455
Jean Lasar +352 4792 2359

Spain
Ignacio Agreda +34 94 489 4162
Oscar Fleites +34 98 512 60 29
France
Sandra Luneau +33 1 71 92 00 58

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)
+33 1 71 92 00 90

arcelor

a société anonyme incorporated under Luxembourg law
19, avenue de la Liberté, L-2930 Luxembourg
R.C.S. Luxembourg No B 82454

Notice to the Holders of the outstanding EUR 749,999,981.50 3% Guaranteed Bonds due 2017 convertible and / or exchangeable into new and / or existing shares of ARCELOR guaranteed by ARCELOR FINANCE

Notice is hereby given to the holders of the EUR 749,999,981.50 3% Guaranteed Bonds due 2017 convertible and / or exchangeable into new and / or existing shares of ARCELOR guaranteed by ARCELOR Finance (ISIN Code: XS 0148400954) (the "**Bonds**") that the board of directors of ARCELOR has on 3rd April 2006 resolved to propose to the annual general shareholders' meeting to be held on 28th April 2006 (the "**AGM**") to approve a dividend of EUR 1.85 per share payable on 29th May 2006.

In accordance with the terms and conditions of the Bonds (the "**Conditions**") and subject to the AGM approving such dividend, the Conversion/Exchange Ratio (as defined in the Conditions) in effect prior to the payment of the above dividend (currently 1.027 existing or new ARCELOR share against one Bond) will be adjusted upon such payment as follows:

The Conversion/Exchange Ratio in effect prior to the dividend distribution referred to above will be multiplied by the following factor (all terms having the meaning given thereto in the Conditions):

$$1 + \text{Return on Equity} - \text{Standard Return on Equity}$$

For the purpose of calculating this formula, Return on Equity equals 8.99% and Standard Return on Equity equals 3.98% resulting in an adjustment factor of 105.01% and a new Conversion/Exchange Ratio of 1.078 existing or new ARCELOR share against one Bond.

Holders of the Bonds will be notified of the coming into force of the new Conversion / Exchange Ratio as a result of the payment of the dividend described above, which will then be effective for any conversion/exchange request received by the Paying Agent on or after 29th May 2006, by notice to be published in the Wort. Holders who exercise their Conversion/Exchange Right in April 2006 or thereafter will have no right to the dividend referred to above. Holders who exercise their Conversion/Exchange Right will benefit from the adjustment described above provided such exercise occurs in May 2006 or thereafter. Holders who exercise their Conversion/Exchange Right in April 2006 will not benefit from such adjustment.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company –number one steel producer in Europe and Latin America –ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

E-mail:
investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898

Press release

arcelor

Arcelor increases stake in Acesita to 55.7%

Belo Horizonte/Luxembourg, May 4, 2006 - The tender offers launched on March 28, 2006 by Arcelor, through its subsidiary Arcelor Spain Holding S.L., to holders of common and preferred shares issued by Acesita S.A. were settled on May 3, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,427 preferred shares issued by Acesita S.A., for the total price of R$428,365,016.60 (i.e. USD 204,978,953.30). Following such acquisitions, Arcelop holds, directly or indirectly, 90.7% of the common shares and 38.1% of the preferred shares of Acesita S.A., representing 55.7% of the total capital.

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information on Arcelor's strategy, its values, results, performance, innovation, publications and opinion visit the Arcelor webTV news site: http://www.arcelor.com/news/index.php?l=en.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: +352 4792 2360
[illegible]: +352 4792 4455
[illegible]: +352 4792 [illegible]

Spain
Ignacio Agredo: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
France
Sandra [illegible]: +33 1 71 92 00 58

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792
(toll-free, [illegible] EU and Switzerland)
+33 1 71 92 0090